Corvus Pharmaceuticals, Inc.

863 Mitten Road, Suite 102

Burlingame, California 94010

May 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jimmy McNamara

Re:	Corvus Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed March 29, 2023

File No. 333-270921

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-270921) (the “Registration Statement”) of Corvus Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on May 8, 2023, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Phillip Stoup at (415) 395-8216.

Thank you for your assistance in this matter.

Very truly yours,

CORVUS PHARMACEUTICALS, INC.

By:	/s/ Leiv Lea
Leiv Lea
Chief Financial Officer

cc:	Richard A. Miller, Corvus Pharmaceuticals, Inc.